UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                ELECTROSCOPE INC
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    286135108
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                                 (CUSIP Number)

    JAMES BOWMAN. ELECTROSCOPE, INC., 4828 STERLING DRIVE, BOULDER. CO 80301
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                                  (303)444-2600
                                  -------------

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 18, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following both. [ ]

Check the following box if a fee is being paid with the statement[ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership or more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 189 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

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    1      NAME OF REPORTING PERSON:  JAMES BOWMAN
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: ###-##-####
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    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]
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    3      SEC USE ONLY

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    4      SOURCE OF FUNDS*

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    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(D) OR 2(E)                              [ ]

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    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           DELAWARE

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      NUMBER OF     7      SOLE VOTING POWER:  309,6000

                    ------------------------------------------------------------
      SHARES        8      SHARED VOTING POWER
    BENEFICIALLY           * includes _____, shares of Common Stock subject to
      OWNED BY             options
                    ------------------------------------------------------------
        EACH        9      SOLE DISPOSITIVE POWER:  309,600
     REPORTING
       PERSON
                    ------------------------------------------------------------
        WITH       10      SHARED DISPOSITIVE POWER

                    ------------------------------------------------------------
    11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           309,600
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    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                          [ ]

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    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.4%

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    14     TYPE OF REPORTING PERSON*
           IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT:
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

Item 1. Security and Issuer.

        The title and class of equity securities to which this statement relates: common stock, no par value of Electroscope, Inc. ("Common Stock").

        The name and address of the principal executive offices of the issuer:
        Electroscope, Inc., 4828 Sterling Drive, Boulder, CO 80301

Item 2. Identity and Background.

        This Schedule 13D is filed by James Bowman. His business address is 4828 Sterling Drive, Boulder, CO 80301. Mr. Bowman is the Company's President and CEO.

        During the last five years, Mr. Bowman has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or sate securities laws or finding any violation with respect to such laws.

        Mr. Bowman is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

        Between January 1, 1999 and May, 2000, Mr. Bowman used personal funds to acquire 309,600 shares of the Company's Common Stock at a price range from $0.375 and $1.406 per share.

Item 4. Purpose of Transaction.

        Mr. Bowman acquired shares of the Company for investment purposes. Mr. Bowman has no present plans or proposals that relate to or would result in any transaction, event or action of the type described in (a) through
        (j) of Item 4. He reserves the right, however, to adopt such plans or proposals in the future, subject to applicable regulatory requirements if any.

Item 5. Interest in Securities of the Issuer.

        For the purposes of Section 13(d) of the Securities Exchange Act of 1934, Mr. Bowman owns 309,600 shares of Common Stock which constitute 5.4% of the outstanding and issued Common Stock of the Company.

        Mr. Bowman owns 309,600 shares of the Company's Common Stock individually and has sole voting and dispositive power with respect to those shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Not applicable.

Item 7. Materials to he filed as Exhibits.

        None.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information as set forth in this initial filing is true, complete and correct.

                                               /s/ James Bowman
                                               ---------------------------------
                                               James Bowman


Dated: June 7, 2000